UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2013

or

☐   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________________ to _________________

Commission file number 0-5151

A)	Full title of the plan and the address of the plan, if different from that of issuer named below:

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flexsteel Industries, Inc., 385 Bell Street, Dubuque, IA 52001

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
(Name of Plan)

Date: June 27, 2014	/s/ Timothy E. Hall
Timothy E. Hall
Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

TABLE OF CONTENTS

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan
Dubuque, Iowa

We have audited the accompanying statements of net assets available for benefits of Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 27, 2014

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS — Investments at fair value (Note 2):
Flexsteel Industries, Inc. common stock	$1,382,797	$1,429,829
Mutual funds	7,694,519	6,335,723
Common/collective investment trust	15,674,631	17,221,480
Guaranteed investment contract	789	1,100
Pooled separate accounts	52,203,208	41,026,919

Total investments	76,955,944	66,015,051

EMPLOYER CONTRIBUTIONS RECEIVABLE	86,349	82,012

EMPLOYEE CONTRIBUTIONS RECEIVABLE	43,807	39,755

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	77,086,100	66,136,818

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE STABLE VALUE FUND	(94,873)	(395,479)

NET ASSETS AVAILABLE FOR BENEFITS	$76,991,227	$65,741,339

See notes to financial statements.

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Employee contributions	$2,267,321	$1,938,417
Employer contributions	1,356,238	1,253,561
Dividend and interest income	660,786	146,086
Net appreciation in fair value of assets (Note 3)	11,631,207	6,917,640
Transfers from (to) other plans (Note 2)	151,957	(29,993)

Total additions	16,067,509	10,225,711

DISTRIBUTIONS	(4,812,903)	(2,293,320)

ADMINISTRATIVE EXPENSES	(4,718)	(1,384)

NET INCREASE	11,249,888	7,931,007

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	65,741,339	57,810,332

End of year	$76,991,227	$65,741,339

See notes to the financial statements.

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN

The following description of the Flexsteel Industries, Inc. Salaried Employees Retirement and 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s information.

General — The Plan is a defined contribution plan covering substantially all salaried employees of Flexsteel Industries, Inc. (the “Company”). Participation is voluntary. The Board of Directors of the Company has appointed the Investment Committee (the “Plan Administrator”) to control and manage the operation and administration of the Plan. Assets of the Plan are held by Principal Life Insurance Company and American Trust & Savings Bank of Dubuque, Iowa (collectively, referred to as the “Custodians”). American Trust & Savings Bank holds the Flexsteel Industries, Inc. common stock fund only. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Plan Amendment — Effective January 1, 2013, the Plan was amended to modify the definitions section of Article 1 subparagraph (a) under the active participant section of Article II to change the definition of “Eligibility Service” to be the earliest monthly date on which the employee is an eligible employee. This date is the employee’s entry date. In addition, the withdrawal benefits section of Article V was amended to say that a participant may withdraw any part of his vested account resulting from rollover contributions. A participant may make only one such withdrawal in any twelve month period.

Contributions and Vesting — The Plan allows eligible employees to elect to have from 1% to 50% (sales personnel are subject to a 6% maximum) of their basic pretax pay contributed to the Plan. Employee contributions are by law subject to a maximum of $17,500 in calendar year 2013 and $17,000 in calendar year 2012, respectively. The Company contributes a matching amount equal to 25% of the first 4% of pay the employee contributes. Participant contributions and Company matching contributions are 100% vested. In addition, the Company contributes 4% of pay up to the social security limit and 6% of pay in excess of this limit on a monthly basis. The Company, at its option, may also contribute additional amounts to be allocated among all participants based on the participants’ pay. There were no discretionary contributions made during the years ended December 31, 2013 and 2012. The Company’s additional contributions and the discretionary contributions vest over six years (20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years). Employees age 50 or older, or turning 50 during the Plan year, may make additional pre-tax (catch-up) contributions in excess of the Plan limit or statutory limit (not to exceed $5,500 in 2013). Forfeited balances of terminated participants may first be applied to pay expenses, which would otherwise be paid by the Company. Forfeitures not used to pay expenses shall be applied to reduce future company contributions. In 2013 and 2012, forfeitures totaled $10,800 and $15,075, respectively.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the Company’s contribution and allocations of Plan earnings and is charged with an allocation of Plan losses and administrative expenses. Allocations are based on compensation, participant investment elections, and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Plan prohibits loans.

Investments — Plan participants direct their contributions to any of the 23 investment accounts available. Two investments remain in the Plan in which participants cannot currently invest. Prior to 2010, the Plan discontinued the option to invest in Flexsteel Industries, Inc. common stock and the guaranteed investment contract. The investment option in the guaranteed investment contract is not benefit responsive because participants may not be able to transact at contract value for transactions, such as investment transfers, early withdrawals, or termination. The guaranteed investment contract is presented at fair market value of $789 and $1,100 as of December 31, 2013 and 2012, respectively. The contract value of the guaranteed investment contract was $789 and $1,100 as of December 31, 2013 and 2012, respectively. Participants will not pay a surrender charge for distributions to participants and qualified domestic relations orders (during 60-day window following event), beneficiaries (during 120-day window), due to normal retirement (during 60-day window after normal retirement date and a second 60-day window after actual physical retirement), or minimum distributions. Participants will not pay a surrender charge when the U.S. Treasury Rate is equal to or less than the guaranteed rate being credited. Participants will pay a surrender charge when the U.S. Treasury Rate is higher than the guaranteed rate being credited.

Payment of Benefits — Distributions of benefits are paid upon retirement, death, disability, and in certain hardship cases. Distributions, in certain cases, may also occur on termination of the Plan or disposition of substantially all of the Company’s assets to another entity. Otherwise, benefits will be distributed on the date the participant attains age 65, the date the participant reaches age 55 and the 10th anniversary of the participant’s entry date or age 62 (the participant must cease employment to receive this benefit), the date of participant’s disability (the participant must cease employment to receive this benefit), or the date of participant’s termination of employment or death. If a participant’s vested account balance has never exceeded $1,000, the entire vested account balance shall be payable as a single lump sum upon retirement, death, or termination. For participants whose vested account balance exceeds $1,000, benefits are paid in an automatic form unless the participant or their beneficiary has selected an optional form.

Automatic Forms — The automatic form of retirement benefits shall be in the form of an immediate survivorship life annuity with installment refund for participants with a spouse or a single life annuity with installment refund for participants without a spouse.

The automatic form of death benefits shall be: (1) a qualified preretirement survivor annuity for participants who have a spouse to whom they have been continuously married throughout the one-year period ending on the date of their death or (2) a single-sum payment to the participant’s beneficiary for participants who do not have a spouse who is entitled to the qualified preretirement survivor annuity.

The annuity benefit selection would result in the participant’s respective assets being fully distributed from the Plan and provided to a third party. The participant would then enter into a separate annuity contract with the respective third party outside of the Plan.

Optional Forms — The optional forms of death benefits are a single-sum payment and any annuity that is an optional form of retirement benefit. However, the full flexibility option shall not be available if the beneficiary is not the spouse of the deceased participant.

The optional forms of retirement benefits shall be: (1) straight life annuity; (2) single life annuities with certain periods of 5, 10, or 15 years; (3) single life annuity with installment refund; (4) survivorship life annuities with installment refund and survivorship percentages of 50%, 66 2/3%, 75% or 100%; (5) fixed period annuities; (6) a series of installments chosen by the participant with a minimum payment each year beginning with age 70 1/2 (full flexibility option); or (7) single-sum payment.

The annuity benefit selection would result in the participant’s respective assets being fully distributed from the Plan and provided to a third party. The participant would enter into a separate annuity contract with the respective third party outside of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (IRC) limits. As of December 31, 2013 and 2012, there were no excess contributions payable.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts, which are presented in the financial statements at contract value. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. The fair values of the Pooled Separate Accounts (PSA) are valued based on the quoted market prices of the underlying investments. The fully benefit-responsive common/collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. Common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The fair values of the conventional investment contracts are based on discounting the related cash flows based on current yields of similar instruments with comparable durations. The guaranteed investment contract is not fully benefit responsive and therefore it is stated at fair value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

In accordance with Accounting Standards Codification (ASC) 962-325, Plan Accounting — Defined Contribution Pension Plans — Investments — Other, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by this section of the codification.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements — Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value measurements establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2 — Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets

• Quoted prices for identical or similar assets or liabilities in inactive markets

• Inputs other than quoted prices that are observable for the asset or liability

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value and the applicable investment strategy:

Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded and are classified within level 1 of the valuation hierarchy.

Mutual Funds — These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Pooled Separate Accounts — Valued at the NAV of shares held by the plan at year-end. The NAV of a PSA is based on the market value of its underlying investments. The PSA NAV is not a publicly-quoted price in an active market. The determination of where an investment falls in the fair value hierarchy was determined based on the lowest level input that is significant to the fair value measurement in its entirety. The lowest level of input are securities quoted on private markets that are not active, or securities traded on active markets. The pooled separate accounts are classified within level 2 of the valuation hierarchy. These commingled funds share the common goal of first growing and then later preserving principal and contain a mix of U.S. common stocks, international common stocks, U.S. issued bonds and cash.

Guaranteed Investment Contract — Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer and are classified within level 2 of the valuation hierarchy.

Common/Collective Investment Trust — This investment is a public investment vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy, because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

The Principal Stable Value Select Fund (the “Fund”) seeks to maintain a stable $1.00 unit value, although there is no guarantee it will be able to do so. The investment strategy of the Principal Stable Value Select Fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit responsive plan or participant payment. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. As of December 31, 2013, the contract value of the Fund is $15,579,758. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable.

The Fund accounts for its investment contracts in accordance with FASB ASC Topic 946, Financial Services — Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value. However, ASC Topic 946 allows for fully-benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value. The Plans investment contracts are fully benefit-responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.

The Fund follows the guidance of FASB ASC Topic 820 which:

•

defines fair value as the exchange price that would be received for an asset or paid to transfer a liability, or the exit price, in an orderly transaction between market participants on the measurement date;

•	establishes a three level hierarchy for fair value measurements based upon the observability of the inputs to the valuation of an asset or liability as of the measurement date;
•	requires that the use of observable inputs be maximized and the use of unobservable inputs be minimized; and
•	expands disclosures about instruments measured at fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds	$7,694,519	$—	$—	$7,694,519
Common stock — Flexsteel	1,382,797	—	—	1,382,797
Common/collective investment trust	—	15,674,631	—	15,674,631
Pooled separate accounts	—	52,203,208	—	52,203,208
Guaranteed investment contract	—	789	—	789

Total investments at fair value	$9,077,316	$67,878,628	$—	$76,955,944

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total

Mutual funds	$6,335,723	$—	$—	$6,335,723
Common stock — Flexsteel	1,429,829	—	—	1,429,829
Common/collective investment trust	—	17,221,480	—	17,221,480
Pooled separate accounts	—	41,026,919	—	41,026,919
Guaranteed investment contract	—	1,100	—	1,100

Total investments at fair value	$7,765,552	$58,249,499	$—	$66,015,051

The pooled separate accounts and common/collective investment trust are valued using the NAV per share. Their redemption and subscription frequencies are daily. As of December 31, 2013 and 2012, the funds have no redemption notice periods or unfunded commitments.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

Transfers — During the years ended December 31, 2013 and 2012, the Plan recorded transfers from and to other of the Company’s benefit plans totaling $151,957 and $29,993, respectively, related to certain employee job classification changes. Plan transfers are reported in the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses — Certain administrative expenses of the Plan, such as contract administration, recordkeeping, and transaction fees, are paid by the Plan. Certain other administrative fees of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan. Administrative expenses charged to the Plan were not significant. Expenses paid by the Company were $56,700 and $57,500 for the years ended December 31, 2013 and 2012, respectively.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution.

3.	INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets for the years ended December 31, 2013 and 2012, were as follows:

	2013	2012

Principal Stable Value Select Fund**	$15,674,631	$17,221,480
Principal Large Cap Stock Index Fund*	14,064,300	11,192,521
Principal Small Cap Stock Index Fund*	7,695,430	4,072,765
Principal Private Market Bond and Mortgage Account *	5,572,786	6,735,079
Principal Mid Cap Stock Index Fund*	5,129,246	3,123,577
Principal Diversified International Separate Account*	4,616,185	3,806,532
Principal Lifetime 2020 Account*	4,372,229	3,479,122
Vanguard Explorer Investment Fund	3,951,618	***
American Funds Growth Fund of America	***	3,591,099
Principal Lifetime 2010 Account*	***	3,150,726

*Denotes party-in-interest

**Denotes party-in-interest. Fund is at fair value. The contract value was $15,579,758 and $16,826,001 at December 31, 2013 and 2012, respectively.

***At December 31, 2013 and 2012, investment was less than 5% of Plan Net Assets.

The net appreciation in the fair value of investments for the years ended December 31, 2013 and 2012, was as follows:

	2013	2012

Flexsteel Industries, Inc. common stock*	$438,097	$744,097
Guaranteed investment contract*	4	16
Mutual funds	1,700,693	705,478
Common/collective investment trust*	160,269	215,551
Pooled separate accounts*	9,332,144	5,252,498

	$11,631,207	$6,917,640

*Denotes party-in-interest

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2013 and 2012, the Plan held 44,998 and 66,659 shares, respectively, of common stock of Flexsteel Industries, Inc., the sponsoring employer. During 2013 and 2012, the Plan recorded dividend income of $30,912 and $51,295, respectively, related to this common stock. American Trust & Savings Bank is the custodian and recordkeeper of the Flexsteel Industries, Inc. common stock fund, as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.

Certain Plan investments are managed by Principal Life Insurance Company or its affiliates. Principal Life Insurance Company is the custodian as defined by the Plan. Fees paid by the Plan for investment management services were $4,718 and $34,025 for the year ended December 31, 2013 and 2012, respectively. These transactions qualify as exempt party-in-interest transactions.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 8, 2011, that the Plan qualifies under the applicable sections of the IRC and, therefore, the related trust is not subject to tax under current tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax qualification. The Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and, as a result, no provision for income taxes is believed necessary.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

As of December 31, 2013 and 2012, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is a follows:

	2013	2012

Net assets available for benefits per the financial statements	$76,991,227	$65,741,339
Adjustment from contract value to fair value for fully benefit-responsive investment contract(s)	94,873	395,479

Net assets available for benefits per the Form 5500	$77,086,100	$66,136,818

For the year ended December 31, 2013, the following is a reconciliation of total additions per the financial statements to the Form 5500:

Total additions per the financial statements	$16,067,509
Transfers from other plans	(151,957)
Adjustment from contract value to fair value for fully benefit-responsive investment contract (prior year)	(395,479)
Adjustment from contract value to fair value for fully benefit-responsive investment contract (current year)	94,873

Total income per Form 5500	$15,614,946

* * * * * *

SUPPLEMENTAL SCHEDULE

FLEXSTEEL INDUSTRIES, INC.
SALARIED EMPLOYEES RETIREMENT AND 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

Current Value (4)

Common Stock — Flexsteel Industries, Inc. common stock (1)	$1,382,797
Mutual Funds:
Vanguard Explorer Fund	3,951,618
American Funds Growth Fund of America	3,210,842
Heartland Value Plus Fund	532,059
Principal Life Insurance Company (2):
Guaranteed Investment Contract (interest rate ranges: 0.45%–3.80%)	789
Stable Value Select Fund (3)	15,674,631
Pooled Separate Accounts:
Private Market Bond and Mortgage Account	5,572,786
Large Cap Stock Index Fund	14,064,300
Mid Cap Stock Index Fund	5,129,246
Small Cap Stock Index Fund	7,695,430
Equity Income	1,238,470
Diversified International Separate Account	4,616,185
Lifetime Strategic Income Account	813,934
Lifetime 2010 Account	2,769,255
Lifetime 2015 Account	501,238
Lifetime 2020 Account	4,372,229
Lifetime 2025 Account	1,064,856
Lifetime 2030 Account	1,809,339
Lifetime 2035 Account	438,275
Lifetime 2040 Account	771,891
Lifetime 2045 Account	169,486
Lifetime 2050 Account	880,442
Lifetime 2055 Account	295,846

TOTAL	$76,955,944

(1) Flexsteel Industries, Inc., the Plan Sponsor, is known to be a party-in-interest.

(2) Principal Life Insurance Company, the Custodian, is known to be a party-in-interest.

(3) Stated at fair value.

(4) Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm.